[Reference Translation]
July 26, 2010
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Toyota Comments on Certain Media Report

about Toyota’s Financial Results for First Quarter of FY2011

Toyota Motor Corporation (“Toyota”) commented on a certain media report released on July 25, 2010, regarding Toyota’s financial results for the first quarter of FY2011 (April 1, 2010 through March 31, 2011). The media report is not based on any official announcements made by Toyota.

Toyota plans to announce its financial results for the first quarter of FY2011 on August 4, 2010.